SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Callaway Golf Company
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

131193104
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2020
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131193104	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,293,268 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,293,268 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,293,268 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.75%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 131193104	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS JAMES LILLIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 135,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 135,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 131193104	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS CYNTHIA (CINDY) L. DAVIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 131193104	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS ROGER FARAH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 90,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 90,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.10%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 131193104	SCHEDULE 13D/A	Page 6 of 8 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby and amended and restated in its entirety as follows:

The 7,530,268 Shares reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $117.9 million.

The 7,293,268 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $114.4 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Mr. Lillie used a total of approximately $1.9 million in the aggregate to acquire the 135,000 Shares reported herein as beneficially owned by him.

Ms. Davis used a total of approximately $176,000 in the aggregate to acquire the 12,000 Shares reported herein as beneficially owned by her.

Mr. Farah used a total of approximately $1.4 million in the aggregate to acquire the 90,000 Shares reported herein as beneficially owned by him.

Funds for the purchase of the Shares reported herein as beneficially owned by each of the foregoing individuals were derived from the respective personal funds of each such individual.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5(a)–(c) of the Schedule 13D is hereby and amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 94,106,526 Shares outstanding as of September 30, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 6, 2019.

As of the date hereof, JANA may be deemed to beneficially own 7,293,268 Shares, representing approximately 7.75% of the Shares outstanding.

As of the date hereof, Mr. Lillie may be deemed to beneficially own 135,000 Shares, representing approximately 0.14% of the Shares outstanding.

As of the date hereof, Ms. Davis may be deemed to beneficially own 12,000 Shares, representing less than 0.1% of the Shares outstanding.

CUSIP No. 131193104	SCHEDULE 13D/A	Page 7 of 8 Pages

As of the date hereof, Mr. Farah may be deemed to beneficially own 90,000 Shares, representing approximately 0.10% of the Shares outstanding.

By virtue of the Cooperation Agreement, JANA, Mr. Lillie, Ms. Davis and Mr. Farah may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 7,530,268 Shares, representing approximately 8.00% of the outstanding Shares. Each of Mr. Lillie, Ms. Davis and Mr. Farah expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and each other. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each of Mr. Lillie, Ms. Davis and Mr. Farah.

(b) JANA has sole voting and dispositive power over the 7,293,268 Shares, which power is exercised by the Principal. Mr. Lillie has sole voting and dispositive power over the 135,000 Shares beneficially owned by him. Ms. Davis has sole voting and dispositive power over the 12,000 Shares beneficially owned by her. Mr. Farah has sole voting and dispositive power over the 90,000 Shares beneficially owned by him.

(c) On January 9, 2020, JANA had a non-transactional transfer in beneficial ownership over 562,676 of the Shares previously reported. Except as set forth herein, the Reporting Persons did not affect any transactions in the Shares during the past sixty days.

CUSIP No. 131193104	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2020

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Chief Legal Counsel and Chief Compliance Officer

/s/ James Lillie
JAMES LILLIE

/s/ Cindy L. Davis
CINDY L. DAVIS

/s/ Roger Farah
ROGER FARAH